FAIRBORNE
ENERGY TRUST


06016340


SEC MAIL
RECEIVED
PROCESSING
AUG 2 5 2006
WASH, D.C.
213
SECTION

August 16, 2006

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

SUPPL

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards,

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

SECOND QUARTER INTERIM REPORT & NEWS RELEASE


Q2 2006

AUGUST 10, 2006

FAIRBORNE ENERGY TRUST ANNOUNCES SECOND QUARTER 2006 FINANCIAL AND OPERATING RESULTS: CASH FLOW INCREASES 6% OVER PREVIOUS QUARTER

SECOND QUARTER HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas revenue	**50,914**	48,807	**105,703**	96,241
Funds generated from operations	**30,340**	23,760	**58,964**	49,054
Per unit - basic	**$0.65**	$0.47	**$1.26**	$0.95
Per unit - diluted	**$0.57**	$0.47	**$1.11**	$0.91
Net income	**13,881**	2,719	**24,740**	7,627
Per unit - basic	**$0.30**	$0.05	**$0.53**	$0.15
Per unit - diluted	**$0.28**	$0.05	**$0.51**	$0.14
Exploration and development expenditures	**8,290**	28,101	**37,522**	78,526
Acquisitions, net of dispositions	**-**	(36,453)	**-**	(36,453)
Working capital deficit	**3,199**	7,758	**3,199**	7,758
Bank indebtedness	**147,202**	124,580	**147,202**	124,580
Operations *(Units as noted)*				
Production				
Natural gas *(Mcf per day)*	**43,441**	47,077	**44,948**	48,048
Crude oil *(bbls per day)*	**2,607**	2,558	**2,591**	2,801
Natural gas liquids *(bbls per day)*	**432**	422	**408**	410
Total *(BOE per day)* (1)	**10,280**	10,826(1)	**10,491**	11,219(1)
Average sales price				
Natural gas *($ per Mcf)*	**7.74**	7.55	**8.38**	7.37
Crude oil *($ per bbl)*	**74.34**	61.20	**69.43**	55.30
Natural gas liquids *($ per bbl)*	**51.94**	45.29	**51.64**	46.55
Netback per BOE *($ per BOE)*				
Petroleum and natural gas sales	**54.43**	49.54	**55.67**	47.40
Royalties	**(7.04)**	(10.10)	**(10.00)**	(10.27)
Transportation	**(1.00)**	(0.71)	**(1.58)**	(0.47)
Operating expenses	**(9.82)**(2)	(8.28)	**(9.23)**	(8.24)
Operating netback	**36.57**	30.45	**34.86**	28.42
Wells drilled *(gross)*	**4**	6	**29**	22
Undeveloped land *(net acres)*	**182,034**	200,903	**182,034**	200,903

(1) Fairborne's 2005 production includes properties disposed of to Fairquest Energy Limited on June 1, 2005.
(2) Second quarter 2006 included $1.52 per BOE of incremental costs for a gas plant turnaround

File #82-34850

Review of Operations

SECOND QUARTER HIGHLIGHTS

- Cash flow increased 6% to $30.3 million ($0.65 per unit) from $28.6 million in the first quarter.
- Second quarter payout ratio of 61% (67% including exchangeables).
- Realized gas price was $7.74 per Mcf for the second quarter, representing a 29% premium to daily index AECO prices.
- Average operating netback increased 10% from the first quarter to $36.57 per BOE.
- Production of 10,280 BOE per day was reduced by previously announced outages and major gas plant turnarounds at West Pembina and the Peace River Arch.
- Capital expenditures of $8.3 million were financed from funds generated from operations after distributions to unitholders.
- Net debt was reduced by $3.5 million during the second quarter to $150.4 million at June 30, 2006.
- Monthly distributions through October are expected to remain at $0.13 per unit based on our forecast production, current hedging position and the outlook for commodity prices.

OPERATIONS UPDATE

Production for the second quarter of 2006 averaged 10,280 BOE per day, reflecting a number of scheduled and unscheduled interruptions which negatively impacted production. Unscheduled outages included Nova sales line interruptions impacting the Trust's Clive, Wood River and Haynes areas and third party plant interruptions which restricted production from the Saddle Hills area. In addition, major gas plant turnarounds occurred at the West Pembina gas plant (25 days) where the Trust owns a 23% working interest and the Progress plant (27 days) where the Trust processes natural gas from certain Peace River Arch properties. The turnaround at the West Pembina facilities impacted oil and natural gas production from several areas including Columbia/Harlech, West Pemina Nisku and the Brazeau Belly River Unit.

Second quarter cash flow increased 6% from the previous quarter to $30.3 million allowing the Trust to maintain monthly distributions to unitholders at $0.13 per unit. Fairborne continued to realize strong oil and natural gas prices during the second quarter as a direct result of the Trust's light oil premiums, high heat content natural gas and active hedging strategy. The Trust realized an oil price of $74.34 per bbl and a natural gas price of $7.74 per Mcf for the quarter. The Trust's gas price represented a 29% premium to the AECO daily index.

Review of Operations

Capital expenditures in the second quarter totaled $8.3 million which included $3.6 million for drilling and completions, $3.9 million for facilities and pipeline construction and $0.6 million for land and seismic. The Trust participated in drilling a total of four (1.2 net) wells resulting in four (1.2 net) natural gas wells. In addition, the Trust earned an interest in two (0.7 net) oil wells and five (1.0 net) natural gas wells drilled by industry partners under farmout arrangements.

The Trust's net debt at the end of the quarter was $150.4 million with $180 million of available credit facilities. Subsequent to June 30, 2006, the Trust obtained a $20 million non-revolving, non-extendable term facility which was utilized to purchase a partner's interest in the Trust operated Wild River 8-14 well.

OUTLOOK FOR 2006

Overall Trust production has now reached 11,000 BOE per day. As a result of ongoing outages at third party facilities and the extended delay in start up of sour processing capacity at a third party facility in the Gordondale area on the Peace River Arch, the Trust has reduced its expected third and fourth quarter average production volumes to between 11,000 and 11,200 BOE per day and between 11,600 and 11,800 BOE per day respectively. Full year average 2006 production is now estimated to be approximately 11,000 BOE per day.

To improve predictability of cash flow and protect stability of distributions to unitholders, the Trust has increased its hedging position with approximately 31% of third quarter natural gas volumes and 29% of crude oil and NGL production hedged at floor prices of $8.98 per Mcf and US$65.47 per bbl respectively. For the fourth quarter of 2006, the Trust has approximately 41% of natural gas volumes and 28% of crude oil and NGL production hedged at floor prices of $9.32 per Mcf and US$65.00 per bbl respectively. Moving into the first quarter of 2007, the Trust has approximately 38% of natural gas volumes hedged at a floor price of $9.70 per Mcf and 31% of crude oil and NGL production at a floor price of US$64.22 per bbl. With a comfortable level of price protection on natural gas and based on the current outlook for commodity prices, the Trust expects to maintain a monthly distribution of $0.13 per unit through the third quarter of 2006.

The Trust will commence its 2006 Coal Bed Methane ("CBM") drilling program for the Horseshoe Canyon Coals during the month of August with plans to drill 20 to 25 wells, all of which should be on production by the end of the fourth quarter 2006. Current CBM production remains constant from our last update in the fall of 2005 averaging approximately 125 Mcf per day per well for gross CBM production of 9.2 MMcf per day. The Trust's strategy of building major infrastructure including compression and pipelines at its Clive property over the last 18 months provides the Trust with the ability to handle significant additional CBM volumes with minimal additional capital required beyond the cost to drill and complete CBM wells.

Review of Operations

The Trust currently has five rigs active with an additional five wells undergoing completion operations. In addition, the Trust has 300 BOE per day behind pipe and five wells drilled and awaiting completion.

The Trust's capital expenditure program during the second half of 2006 is expected to be approximately $28 million including plans to drill 37 gross (23.5 net) wells. The capital program is based on expected cash flows and the current commodity market outlook. Drilling plans include between four and six followup/delineation wells to the recent Harlech gas/condensate discoveries, 20 to 25 CBM wells, six wells at Westerose, and three oil wells at Haynes and Brazeau.

SUMMARY

While natural gas prices continued the downward trend that began in the first quarter of 2006, crude oil remains at near all time highs. Through prudent capital and balance sheet management, aided by our hedging program, Fairborne has successfully maintained an active operational program, and consistent distributions to unitholders.

The Trust continues to be well positioned to meet the goal of increasing production through internal growth projects while maintaining a strong financial position and stable distributions to unitholders. In addition to our drilling based strategy, we continue to look for accretive acquisitions in our core operating areas that would provide additional production, cash flow, reserve growth and undeveloped land to utilize our strong technical staff for organic growth opportunities.



STEVEN R. VANSICKLE
President and CEO

August 9, 2006
Calgary, Alberta

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 9, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2006 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the six months ended June 30, 2006 and audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, expected royalty rates, transportation costs and operating costs, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

File #82-34836

Management's Discussion and Analysis

COMPARATIVE INFORMATION - TRUST OPERATIONS COMMENCING JUNE 1, 2005

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005. Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the comparative financial statements for the six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information for prior periods may not be directly comparable.

SECOND QUARTER 2006 RESULTS

Production

	Three months ended June 30,			Six months ended June 30,		
	2006	2005[1]	Change	**2006**	2005[1]	Change
Natural gas *(Mcf per day)*	**43,441**	47,077	-8%	**44,948**	48,048	-6%
Crude oil *(bbls per day)*	**2,607**	2,558	2%	**2,591**	2,801	-7%
Natural gas liquids *(bbls per day)*	**432**	422	2%	**408**	410	-
Total *(BOE per day)*	**10,280**	10,826[1]	-5%	**10,491**	11,219[1]	-6%
Natural gas % of production	**70%**	72%	-3%	**71%**	71%	-

(1) Fairborne's 2005 production includes properties disposed of to Fairquest on June 1, 2005.

Fairborne's second quarter production averaged 10,280 BOE per day consisting of 43.4 MMcf per day of natural gas and 3,039 bbls per day of crude oil and NGL's. Second quarter production was 4% lower than the preceding quarter (10,705 BOE per day) due to outages on the Nova gas pipeline as well as turnarounds on two major gas facilities. Comparatively, 2005 volumes include production from natural gas properties subsequently disposed to Fairquest effective June 1, 2005 (approximately 1,000 BOE per day). Excluding production associated with Fairquest properties, the Trust's production has increased marginally compared to the prior year on both a quarter-over-quarter and year to date basis.

Fairborne's second quarter natural gas production of 43.4 MMcf per day (Q1 2006 - 46.5 MMcf per day) reflects restricted gas sales from the Trust's Clive, Woodriver and Haynes areas due to interruptions on the Nova pipeline as well as restricted production from Columbia/Harlech, West Pembina and Brazeau due to turnarounds on two major natural gas facilities.

Crude oil and NGL production of 3,039 bbls per day remained consistent with the first quarter of 2006 (2,959 bbls per day) as well as the second quarter of 2005 (2,980 bbls per day). Crude oil and NGLs account for 30% of second quarter production reflecting the Trust's primary focus on natural gas properties.

Commodity Prices & Hedging Activities

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Average Prices						
Natural gas *($ per Mcf)*	**7.74**	7.55	3%	**8.38**	7.37	14%
Crude oil *($ per bbl)*	**74.34**	61.20	21%	**69.43**	55.30	26%
Natural gas liquids *($ per bbl)*	**51.94**	45.29	15%	**51.64**	46.55	11%
BOE *($ per BOE)*	**53.77**	49.07	10%	**55.08**	47.07	17%
Benchmark Prices						
WTI –Edmonton par *(Cdn$ per bbl)*	**78.89**	66.40	19%	**74.15**	64.21	15%
AECO *(Cdn$ per Mcf)* Monthly Index	**6.27**	7.38	-15%	**7.77**	7.03	11%
AECO *(Cdn$ per Mcf)* Daily Index	**6.01**	7.36	-18%	**6.76**	7.13	-5%

Hedging – Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

NATURAL GAS

During the second quarter of 2006, index prices for natural gas decreased 25% in the daily spot market and 48% in the monthly spot market compared to the first quarter of 2006. The continued decline in natural gas prices can be attributed to record storage inventories due to one of the warmest winters on record in North America as well as reduced demand levels following the high prices in the latter half of 2005. Despite downward movement in natural gas markets, Fairborne continues to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program.

An average of 19,266 Mcf per day was hedged during the second quarter of 2006 representing 44% of the Trust's natural gas production under set price physical sales contracts. Risk management activities during the second quarter increased the Trust's realized natural gas price by $1.80 per Mcf to $7.74 per Mcf, a 29% premium to the daily AECO index. On a year to date basis, the Trust's risk management activities increased its realized natural gas price by $1.40 per Mcf to $8.38 per Mcf, a 24% premium to the daily AECO index.

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after June 30, 2006:

Period	Floor Volume *(Mcf per day)*	Average Floor Price *($ per Mcf)*	Ceiling Volume *(Mcf per day)*	Average Ceiling Price *($ per Mcf)*
Q3 2006	15,596	8.98	1,835	10.98
Q4 2006	21,317	9.32	18,267	11.26
Q1 2007	20,110	9.70	17,36712.41	
Q2 2007	4,570	8.87	4,5708.87	
Q3 2007	4,570	8.87	4,5708.87	
Q4 2007	4,570	8.87	4,570	8.87

Mcf factor = 1.09

In addition to the above price contract summary, the Trust has fixed the AECO basis at US$0.86 per mmbtu for the period August 1, 2006 to September 30, 2006 on a volume of 5,000 mmbtu per day.

CRUDE OIL

Contrary to natural gas, crude oil prices continued to strengthen in the second quarter of 2006 due to threats of supply disruptions and limited global excess production capacity. Going forward, continued strength in the crude oil pricing environment is expected.

During the second quarter of 2006 the Trust had an average of 500 bbls per day of crude oil hedged representing 19% of the second quarter crude oil production under set price contracts. Risk management activities during the quarter decreased the realized crude price by $1.14 per bbl. However, in the second quarter, Fairborne continued to sell light oil as condensate realizing an average premium of US$6.67 per bbl. This premium more than offset the decreased realized price due to risk management activities for an overall increase in the realized crude oil price of $6.21 per barrel to $74.34 per bbl for the second quarter of 2006. For the six month period ending June 30, 2006, the Trust realized a price of $69.43 per bbl which was reduced by $0.58 per bbl due to risk management activities.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after June 30, 2006:

Period	Floor Volume *(bbls per day)*	Average Floor Price *(US$/bbl)*	Ceiling Volume *(bbls per day)*	Average Ceiling Price *(US$/bbl)*
Q3 2006	800	65.47	500	70.80
Q4 2006	800	65.00	800	71.03
Q1 2007	900	64.22	–	–
Q2 2007	500	70.50	–	–

Petroleum and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
Natural gas	**30,612**	32,364	-5%	**68,210**	64,081	6%
Crude oil	**17,639**	14,244	24%	**32,565**	28,039	16%
Natural gas liquids	**2,042**	1,738	17%	**3,817**	3,453	11%
Other income	**621**	461	35%	**1,111**	668	66%
Total	**50,914**	48,807	4%	**105,703**	96,241	10%

Fairborne reported $50.9 million of revenue for the second quarter of 2006 and $105.7 million for the six months ended June 30, 2006. Second quarter revenue reflected the impact of reduced production and natural gas prices compared to the preceding first quarter of 2006, for which the Trust reported revenues of $54.8 million. Compared to the prior year, stronger commodity prices offset lower production levels for an overall increase in revenue of 4% for the second quarter and 10% for the six months ended June 30.

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Royalties, net *($thousands)*	**6,588**	9,950	-34%	**18,983**	20,855	-9%
As a % of sales	**12.9%**	20.4%	-37%	**18.0%**	21.7%	-17%
Per BOE	**$7.04**	$10.10	-30%	**$10.00**	$10.27	-3%

The Trust reported $6.6 million of royalties for the second quarter of 2006 representing a rate of 12.9%. The significant decrease in royalties during the quarter was attributable to Fairborne's premium gas price as well as crown royalty credits received on 2005 natural gas production. Due to the Trust's risk management program, Fairborne's realized gas price was well in excess of the reference prices utilized in calculating crown royalties. In addition, crown royalty credits of $2.6 million were received in June 2006 relating to 2005 crown cost deductions and capital cost allowance. Fairborne expects 2006 royalties to average between 21% and 23% based on market reference prices.

Transportation

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Transportation costs *($thousands)*	**930**	697	33%	**3,005**	964	212%
Per BOE	**$1.00**	$0.71	41%	**$1.58**	$0.47	236%

Transportation costs of $930,000 for the second quarter of 2006 include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Second quarter transportation costs are lower than the preceding first quarter of 2006 ($2.1 million) which included adjustments for third party fuel charges on the Trust's Columbia/Harlech property.

Comparatively, from January to June 1, 2005, Fairborne's natural gas sales contracts were paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Operating costs *($thousands)*	**9,182**	8,165	12%	**17,517**	16,741	5%
Per BOE	**$9.82**	$8.28	19%	**$9.23**	$8.24	12%

Operating costs of $9.2 million for the second quarter of 2006 ($9.82 per BOE) included $1.4 million ($1.52 per BOE) of incremental costs for a major turnaround conducted at the West Pembina gas plant. Excluding turnaround costs, operating costs of $8.30 per BOE for the second quarter 2006 were comparable to the second quarter of 2005 ($8.28 per BOE) and marginally lower than the immediately preceding first quarter of 2006 ($8.65 per BOE).

Operating Netbacks

Three months ended June 30,	2006				2005	
	Crude oil *($ per bbl)*	**Natural Gas** *($ per Mcf)*	**NGLs** *($ per bbl)*	**BOE Production** *($ per BOE)*	BOE Production *($ per BOE)*	Change
Petroleum and natural gas sales	**74.34**	**7.74**	**51.93**	**53.77**	49.07	10%
Other income	**-**	**0.16**	**-**	**0.66**	0.47	40%
Royalties	**(15.77)**	**(0.64)**	**(7.93)**	**(7.04)**	(10.10)	-30%
Transportation	**(0.21)**	**(0.22)**	**-**	**(1.00)**	(0.71)	41%
Operating expenses	**(9.62)**	**(1.66)**	**(8.66)**	**(9.82)**	(8.28)	19%
Operating netback	**48.74**	**5.38**	**35.34**	**36.57**	30.45	20%

Six months ended June 30,	2006				2005	
	Crude oil *($ per bbl)*	**Natural Gas** *($ per Mcf)*	**NGLs** *($ per bbl)*	**BOE Production** *($ per BOE)*	BOE Production *($ per BOE)*	Change
Petroleum and natural gas sales	**69.43**	**8.38**	**51.63**	**55.08**	47.07	17%
Other income	**-**	**0.14**	**-**	**0.59**	0.33	79%
Royalties	**(15.05)**	**(1.37)**	**(10.09)**	**(10.00)**	(10.27)	-3%
Transportation	**(0.18)**	**(0.36)**	**-**	**(1.58)**	(0.47)	236%
Operating expenses	**(9.26)**	**(1.54)**	**(8.79)**	**(9.23)**	(8.24)	12%
Operating netback	**44.94**	**5.25**	**32.75**	**34.86**	28.42	23%

The Trust's operating netback of $36.57 per BOE for the second quarter of 2006 was 10% higher than the first quarter of 2006 and 20% higher than the prior year with higher BOE prices and reduced royalties offsetting increased operating costs for the period.

General and Administrative ("G&A") Expenses

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
G&A expenses, net of recoveries	**2,023**	1,428	42%	**3,406**	2,660	28%
Trust Unit compensation costs	**1,390**	185	651%	**2,358**	585	303%
Total G&A expenses	**3,413**	1,613	112%	**5,764**	3,245	78%
G&A expenses, per BOE	**$2.16**	$1.45	49%	**$1.79**	$1.31	37%
Compensation costs, per BOE	**$1.49**	$0.19	684%	**$1.24**	$0.29	328%

Fairborne recorded $2.0 million of G&A expenses, net of recoveries for the second quarter of 2006. G&A expenses have increased from the immediately preceding quarter (Q1 2006 - $1.4 million) primarily due to lower overhead recoveries associated with a substantially reduced capital expenditure program in the second quarter. Compared to the prior year, G&A expenses continue to rise with increased costs associated with regulatory compliance and the attraction and retention of staff as well as reduced overhead recoveries on capital expenditures.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. For the three months ended June 30, 2006, $768,000 was credited to G&A expenses as a recovery under this Agreement with $1.2 million recorded for the six months ended June 30, 2006 (June 1 to June 30, 2005 - $39,000).

Compensation expense of $1.4 million for the second quarter of 2006 and $2.4 million for the six months ended June 30, 2006 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. Comparatively, compensation expense in 2005 is primarily amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement with one month amortization under the Trust Incentive Plan.

Interest Expense

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Interest expense *($thousands)*	**2,075**	1,184	75%	**3,615**	2,125	70%
Per BOE	**$2.22**	$1.20	85%	**$1.90**	$1.05	81%

Borrowing rates continued to rise in the second quarter of 2006 resulting in interest expense of $2.1 million, up from $1.5 million in the first quarter of 2006. Compared to the prior year, interest expense has increased as a result of higher debt levels and higher interest rates.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Depletion, depreciation and accretion *($thousands)*	**17,519**	16,351	7%	**35,024**	33,140	6%
Per BOE	**$18.73**	$16.60	13%	**$18.44**	$16.32	13%

Depletion and depreciation of capital assets and accretion of asset retirement obligations for the second quarter of 2006 totaled $17.5 million which was consistent with the first quarter of 2006. On a BOE basis, DD&A of $18.73 per BOE in the second quarter was 3% higher than the first quarter of 2006 ($18.17 per BOE) and 13% higher than the second quarter of 2005. The increase in DD&A is due to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets.

Taxes

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
Future (reduction)	**(3,848)**	335	n/a	**(5,809)**	3,532	n/a
Capital (recovery)	**(224)**	135	n/a	**213**	354	n/a
Total taxes	**(4,072)**	470	n/a	**(5,596)**	3,886	n/a
Per BOE	**$(4.35)**	$0.48	n/a	**$(2.95)**	$1.91	n/a

Fairborne recorded a future tax recovery of approximately $3.8 million for the second quarter of 2006 with a $5.8 million recovery booked for the first six months of 2006. The future tax recovery results from additional interest deductions associated with Fairborne's new Trust structure as well as reductions in rates for both federal and provincial taxes. The future rate reductions were enacted during the second quarter of 2006.

The elimination of the federal Large Corporations Tax enacted during the second quarter of 2006 with a January 1, 2006 effective date, resulted in a $224,000 recovery of 2006 capital taxes which had been recorded during the first quarter. The Trust continues to incur provincial capital taxes on its Saskatchewan properties.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

($thousands except as noted)	Three months ended June 30, 2006	2005	Change	Six months ended June 30, 2006	2005	Change
Funds generated from operations	**30,340**	23,760	28%	**58,964**	49,054	20%
Per unit - basic	**$0.65**	$0.47	38%	**$1.26**	$0.95	33%
Per unit - diluted	**$0.57**	$0.47	21%	**$1.11**	$0.91	22%
Net Income	**13,881**	2,719	411%	**24,740**	7,627	224%
Per unit - basic	**$0.30**	$0.05	500%	**$0.53**	$0.15	253%
Per unit - diluted	**$0.28**	$0.05	460%	**$0.51**	$0.14	264%

Fairborne reported funds generated from operations of $30.3 million ($0.65 per unit) for the second quarter of 2006, up 6% from the preceding quarter and 28% from the prior year. On a year-to-date basis, funds generated from operations of $59 million increased 20% from the prior year.

Net income of $13.9 million ($0.30 per unit) for the second quarter of 2006 reflected the increase in funds generated from operations as well as future income tax recoveries associated with the new Trust structure and tax rate reductions.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

($thousands)	Three months ended June 30, 2006	2005	Six months ended June 30, 2006	2005
Exploration and development				
Land and lease acquisitions	**587**	469	**1,615**	1,675
Geological and geophysical	**17**	454	**1,729**	475
Drilling, completions and workovers	**3,557**	12,307	**20,370**	38,838
Well equipment and facilities	**3,918**	14,762	**13,515**	37,309
Corporate assets	**211**	109	**293**	229
	8,290	28,101	**37,522**	78,526
Acquisitions, net of dispositions	**-**	(36,453)	**-**	(36,453)
Conversion of exchangeable shares	**684**	-	**13,084**	-
Total	**8,974**	(8,352)	**50,606**	42,073

The Trust's exploration and development program was substantially reduced from $29.2 million in the first quarter of 2006 to $8.3 million in the second quarter, with second quarter capital expenditures financed entirely from funds generated from operations after distributions to unitholders. Prior to the Trust conversion in June 2005, Fairborne's capital expenditure program was considerably more aggressive than the Trust's program, with capital spending in 2006 substantially lower than 2005.

Second quarter capital spending included $0.6 million on land and seismic, $3.6 million on drilling and completions and $3.9 million on well equipment and facilities. During the second quarter, the Trust participated in drilling a total of four (1.2 net) natural gas wells. In addition, the Trust earned an interest in two (0.7 net) oil wells and five (1.0 net) natural gas wells drilled by industry partners under farmout arrangements.

The conversion of exchangeable shares to Trust units was recorded as a $0.7 million acquisition of petroleum and natural gas assets for the second quarter with $13.1 million recorded for the six months ended June 30, 2006. The addition to petroleum and natural gas assets is based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital and Bank Indebtedness

At June 30, 2006, the Trust had net debt of $150.4 million which included bank indebtedness of $147.2 million and a working capital deficit of $3.2 million. Consistent distributions and a reduced capital expenditure program in the second quarter contributed to a reduction in net debt compared to the end of the preceding quarter (March 31, 2006 - $153.9 million).

The Trust's credit facilities at June 30, 2006 include a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. Subsequent to June 30, 2006, the Trust obtained a $20 million non-revolving, non-extendable term facility which was utilized to help finance a property acquisition completed in July 2006. The new facility is payable in full on October 31, 2006 with security provided consistent with the Trust's existing credit facilities. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

The Trust expects to finance planned capital expenditures for the last six months of 2006 from funds generated from operations after distributions to unitholders and available credit facilities, based on expected production levels and the current outlook for commodity prices.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. During the six months ended June 30, 2006, 790,528 exchangeable shares were converted into 850,113 Trust Units. At June 30, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.10312.

The following table provides a summary of outstanding Trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	**July 31, 2006**	**June 30, 2006**	December 31, 2005
Trust units	**47,524**	**47,432**	46,400
Exchangeable shares	**4,739**	**4,821**	5,612
Trust incentive plans			
Restricted units [(1)]	**518**	**517**	562
Performance units [(1), (2)]	**638**	**637**	323
Weighted average trust units			
Basic	**n/a**	**46,887**	47,174
Diluted	**n/a**	**53,349**	48,858

(1) The number of Trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of Trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust Units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust Units issuable may range between zero and two Trust Units per Performance Unit.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

The Trust's monthly distributions of $0.13 per unit in 2006 represented a payout ratio of 61% of cash available for distribution (excluding exchangeables) for the second quarter and 62% of cash available for distribution (excluding exchangeables) for the six months ended June 30, 2006.

($thousands except as noted)	Three months ended June 30, **2006**	Six months ended June 30, **2006**
Funds generated from operations [(1)]	**30,340**	**58,964**
Cash withheld	**(11,902)**	**(22,315)**
Cash distributions declared	**18,438**	**36,649**
Cash distributions per unit per month	**$0.13**	**$0.13**
Payout ratio	**61%**	**62%**

(1) Funds generated from operations before changes in non-cash working capital and asset retirement obligations.

COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the business and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

Management's Discussion and Analysis

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	**50,914**	54,789	68,751	61,656
Funds generated from operations	**30,340**	28,624	40,783	35,406
Per unit – basic	**$0.65**	$0.62	$0.89	$0.78
Per unit – diluted	**$0.57**	$0.54	$0.77	$0.67
Net Income	**13,881**	10,859	20,444	15,482
Per unit – basic	**$0.30**	$0.23	$0.43	$0.34
Per unit – diluted	**$0.28**	$0.23	$0.36	$0.33
Total assets	**499,826**	522,482	499,920	458,603
Working capital deficit (surplus)	**3,199**	(35)	(1,373)	(984)
Bank indebtedness	**147,202**	153,933	136,302	128,548
Operations				
Average production				
Natural gas *(Mcf per day)*	**43,441**	46,472	46,886	49,412
Crude oil *(bbls per day)*	**2,607**	2,575	2,770	2,684
Natural gas liquids *(bbls per day)*	**432**	384	438	402
Total *(BOE per day)*	**10,280**	10,705	11,022	11,321

	Q2 2005	Q1 2005*	Q4 2004*	Q3 2004*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	48,807	47,434	41,976	35,391
Funds generated from operations	23,760	25,294	21,569	19,784
Per unit – basic	$0.47	$0.51	$0.47	$ 0.48
Per unit – diluted	$0.47	$0.48	$0.46	$ 0.44
Net Income	2,719	4,908	4,158	3,463
Per unit – basic	$0.05	$0.10	$0.09	$ 0.08
Per unit – diluted	$0.05	$0.09	$0.08	$ 0.08
Total assets	451,849	480,089	434,830	379,450
Working capital deficit	7,758	16,823	20,839	25,393
Bank indebtedness	124,580	106,513	77,219	69,698
Operations				
Average production				
Natural gas *(Mcf per day)*	47,077	49,030	43,480	32,569
Crude oil *(bbls per day)*	2,558	3,047	2,892	3,038
Natural gas liquids *(bbls per day)*	422	398	495	348
Total *(BOE per day)*	10,826	11,617	10,633	8,814

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share.*

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited)

($thousands)	June 30, 2006	December 31 2005
Assets		
Current assets		
Cash and cash equivalents	**$ 219**	$ 217
Accounts receivable	**50,733**	67,055
Prepaid expenses and deposits	**2,885**	2,911
	53,837	70,183
Capital assets *(Note 1)*	**429,819**	413,567
Goodwill	**16,170**	16,170
	$ 499,826	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 50,870**	$ 62,778
Distributions payable	**6,166**	6,032
	57,036	68,810
Bank indebtedness *(Note 2)*	**147,202**	136,302
Non-controlling interest *(Note 3)*	**26,339**	27,598
Asset retirement obligations *(Note 4)*	**11,791**	11,386
Future income taxes	**50,105**	51,465
Unitholders' Equity		
Unitholders' capital *(Note 5)*	**213,371**	199,022
Contributed surplus *(Note 5)*	**2,312**	1,758
Retained earnings (deficit)	**(8,330)**	3,579
	207,353	204,359
	$ 499,826	$ 499,920

See accompanying notes to the interim consolidated financial statements

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,	
($thousands except per unit amounts)	**2006**	2005	**2006**	2005
Revenue				
Petroleum and natural gas	**$ 50,914**	$ 48,807	**$105,703**	$ 96,241
Royalties	**(6,588)**	(9,950)	**(18,983)**	(20,855)
Transportation	**(930)**	(697)	**(3,005)**	(964)
	43,396	38,160	**83,715**	74,422
Expenses				
Operating	**9,182**	8,165	**17,517**	16,741
General and administrative	**3,413**	1,613	**5,764**	3,245
Interest	**2,075**	1,184	**3,615**	2,125
Trust conversion costs	**-**	6,912	**-**	6,912
Depletion, depreciation and accretion	**17,519**	16,351	**35,024**	33,140
	32,189	34,225	**61,920**	62,163
Income before taxes	**11,207**	3,935	**21,795**	12,259
Taxes (reduction)				
Future	**(3,848)**	335	**(5,809)**	3,532
Capital	**(224)**	135	**213**	354
	(4,072)	470	**(5,596)**	3,886
Net income before non-controlling interest	**15,279**	3,465	**27,391**	8,373
Non-controlling interest	**1,398**	746	**2,651**	746
Net income	**13,881**	2,719	**24,740**	7,627
Retained earnings (deficit), beginning of period	**(3,773)**	31,440	**3,579**	26,532
Distributions	**(18,438)**	-	**(36,649)**	-
Plan of Arrangement	**-**	(36,212)	**-**	(36,212)
Reclassification of deficit pursuant to Plan of Arrangement	**-**	6,832	**-**	6,832
Retained earnings (deficit), end of period	**$ (8,330)**	$ 4,779	**$ (8,330)**	$ 4,779
Net income per unit *(Note 5)*				
Basic	**$ 0.30**	$ 0.05	**$ 0.53**	$ 0.15
Diluted	**$ 0.28**	$ 0.05	**$ 0.51**	$ 0.14

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended June 30, **2006**	For the three months ended June 30, 2005	For the six months ended June 30, **2006**	For the six months ended June 30, 2005
Cash provided by (used in):				
Operating activities				
Net income	**$ 13,881**	$ 2,719	**$ 24,740**	$ 7,627
Items not involving cash:				
Depletion, depreciation and accretion	**17,519**	16,351	**35,024**	33,140
Compensation expense	**1,390**	185	**2,358**	585
Trust conversion costs	**-**	3,424	**-**	3,424
Future tax (reduction)	**(3,848)**	335	**(5,809)**	3,532
Non-controlling interest	**1,398**	746	**2,651**	746
Asset retirement expenditures	**(115)**	(61)	**(265)**	(224)
	30,225	23,699	**58,699**	48,830
Change in non-cash working capital	**7,812**	(5,233)	**8,917**	(682)
	38,037	18,466	**67,616**	48,148
Financing activities				
Distributions to unitholders	**(18,402)**	-	**(36,515)**	-
Bank indebtedness	**(6,731)**	28,067	**10,900**	57,361
Issuance of common shares, net of costs	**-**	198	**-**	214
Buy-out of stock options	**-**	(9,805)	**-**	(9,805)
	(25,133)	18,460	**(25,615)**	47,770
Investing activities				
Capital expenditures	**(8,290)**	(28,101)	**(37,522)**	(78,526)
Change in non-cash working capital	**(4,614)**	(8,826)	**(4,477)**	(17,417)
	(12,904)	(36,927)	**(41,999)**	(95,943)
Change in cash and cash equivalents	**-**	(1)	**2**	(25)
Cash and cash equivalents, beginning of period	**219**	217	**217**	241
Cash and cash equivalents, end of period	**$ 219**	$ 216	**$ 219**	$ 216
Cash interest paid	**$ 1,872**	$ 1,226	**$ 3,353**	$ 2,125
Cash taxes paid	**$ -**	$ 169	**$ 213**	$ 1,036

See accompanying notes to the interim consolidated financial statements

Financial Statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2005. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005.

FORMATION OF FAIRBORNE ENERGY TRUST:

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2006, accounts receivable included $6.6 million (December 31, 2005 - $12.4 million) due from Fairquest. In addition, Fairborne charged Fairquest $769,000 during the three months ended June 30, 2006 and $1.2 million during the six months ended June 30, 2006 (June 1 to 30, 2005 - $39,000) under the technical services agreement. These amounts have been recorded as a reduction to the Trust's general and administrative costs.

1. CAPITAL ASSETS

	June 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	**$ 584,939**	$ 534,449
Corporate assets	**3,392**	3,099
Other assets	**3,275**	3,275
	591,606	540,823
Accumulated depletion and depreciation	**(161,787)**	(127,256)
	$ 429,819	$ 413,567

As at June 30, 2006, costs of acquiring unproved properties in the amount of $21.1 million (December 31, 2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment is $6.2 million (December 31, 2005 - $6.5 million) relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At June 30, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing ; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

Subsequent to June 30, 2006, the Trust obtained a $20 million non-revolving, non-extendable term facility to finance a property acquisition completed in July 2006. The facility is payable in full on October 31, 2006 with security provided consistent with the Trust's existing credit facilities. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

3. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2006:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	5,612	$ 27,598
Non-controlling interest net income	–	2,651
Converted to Trust Units	(791)	(3,910)
Balance, end of period	**4,821**	**$ 26,339**

At June 30, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.10312.

4. ASSET RETIREMENT OBLIGATIONS

The following table sets forth a reconciliation of the asset retirement obligations for the six months ended June 30, 2006:

	Amount
Balance, beginning of period	$ 11,386
Liabilities incurred	177
Liabilities settled	(265)
Accretion expense	493
Balance, end of period	**$ 11,791**

5. UNITHOLDERS' CAPITAL

a) Trust Units of Fairborne Energy Trust

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the six months ended June 30, 2006:

	Number	Amount
Balance, beginning of period	46,400	$ 199,022
Issued on conversion of exchangeable shares	850	12,545
Issued under trust incentive plan	182	1,804
Balance, end of period	**47,432**	**$ 213,371**

During the period January 1 to June 30, 2006, 790,528 exchangeable shares were converted into 850,113 Trust Units. The market value of Trust Units issued on conversion was $12.5 million resulting in a reduction in non-controlling interest of $3.9 million, an increase in capital assets of $13.1 million and a future tax liability of $4.5 million.

b) Per unit amounts

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Basic	**46,614**	48,112	**46,887**	50,408
Restricted units	**646**	93	**628**	47
Performance units	**654**	54	**538**	27
Exchangeable shares	**5,318**	2,231	**5,296**	1,116
Stock options	**-**	792	**-**	1,432
Warrants	**-**	552	**-**	1,009
Diluted	**53,232**	51,834	**54,349**	54,039

c) Trust incentive plans

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the six months ended June 30, 2006:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	562	323	885
Issued	130	318	448
Exercised	(165)	-	(165)
Cancelled	(10)	(4)	(14)
Balance, end of period	**517**	**637**	**1,154**
Exercisable, end of period	**-**	**-**	**-**
Equivalent Trust units, end of period *	**552**	**675**	**1,227**

* *including additional Trust units to be issued for accumulated distributions earned under the Trust Incentive Plan.*

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Units plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Performance Units also receive additional trust units equal to the value of accumulated distributions paid to unitholders during the vesting period.

The weighted average fair value of restricted and performance units granted during the period was $15.03 per unit and $15.05 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

Financial Statements

d) Contributed surplus

The following table sets forth a reconciliation of contributed surplus for the six months ended June 30, 2006:

	Amount
Balance, beginning of period	$ 1,758
Restricted and performance units issued	2,384
Restricted and performance units exercised	(1,804)
Trust incentive plan grants cancelled	(26)
Balance, end of period	**$ 2,312**

6. FINANCIAL INSTRUMENTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the natural gas physical sales contracts outstanding at June 30, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Collars			
Jul 1,2006 – Sep 30,2006	2,000 GJs/day	CDN$9.00/GJ – CDN$10.07/GJ	AECO C Daily
Oct 1,2006 – Mar 31,2007	2,500 GJs/day	CDN$8.50/GJ – CDN$13.22/GJ	AECO C Daily
Oct 1,2006 – Mar 31,2007	5,000 GJs/day	CDN$8.50/GJ – CDN$11.20/GJ	AECO C Daily
Nov 1,2006 – Mar 31,2007	2,500 GJs/day	CDN$9.00/GJ – CDN$13.00/GJ	AECO C Daily
Nov 1,2006 – Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ – CDN$10.30/GJ	AECO C Daily
Jan 1,2007 – Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ – CDN$11.65/GJ	AECO C Daily
Jan 1,2007 – Mar 31,2007	3,000 GJs/day	CDN$9.00/GJ – CDN$10.55/GJ	AECO C Daily
AECO Participating Swaps			
Jul 1,2006 – Sep 30,2006	2,000 GJs/day	CDN$9.41/GJ Floor + 50% Partic.	AECO C Daily
Jul 1,2006 – Sep 30,2006	5,000 GJs/day	CDN$7.15/GJ Floor + 50% Partic.	AECO C Daily
Jul 1,2006 – Sep 30,2006	4,000 GJs/day	CDN$7.73/GJ Floor + 50% Partic.	AECO C Monthly
Nov 1,2006- Mar 31,2007	3,000 GJs/day	CDN$9.15/GJ Floor + 50% Partic.	AECO C Daily
AECO Puts			
Apr 1,2006 - Oct 31,2006	4,000 GJs/day	CDN$10.52/GJ Floor	AECO C Daily
AECO Swaps			
Oct 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.20/GJ	N/A

The following table summarizes the crude oil physical sales contracts outstanding at June 30, 2006:

Remaining Term	Volume	Price	Settlement Index
Crude Oil Collars			
Jul 1,2006 - Dec 31,2006	500 bbls/day	US$65.00 - US$70.80	WTI
Oct 1,2006 - Dec 31,2006	300 bbls/day	US$65.00 - US$71.30	WTI
Crude Oil Puts			
Jul 1,2006 - Sep 30,2006	300 bbls/day	US$70.00 Floor	WTI
Jan 1,2007 - Mar 31,2007	500 bbls/day	US$70.00 Floor	WTI
Jan 1,2007 - Mar 31,2007	400 bbls/day	US$70.00 Floor	WTI

7. COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-34836

Advisories

Forward Looking Statements: *This document contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, expected royalty rates, transportation costs and operating costs, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this document are made as at the date of this document and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

Unitholder Information

FAIRBORNE ENERGY TRUST

3400, 450 - 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen Jung Associates Ltd.

Sproule Associates Ltd.

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

Robert B. Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

OFFICERS

Steven R. VanSickle
President
and Chief Executive Officer

David L. Summers
Chief Operating Officer

Aaron G. Grandberg
Vice President Finance
and Chief Financial Officer

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration


FAIRBORNE
ENERGY TRUST

3400, 450 - 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751



Financial Statements

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited)

($thousands)	**June 30, 2006**	December 31 2005
Assets		
Current assets		
Cash and cash equivalents	**$ 219**	$ 217
Accounts receivable	**50,733**	67,055
Prepaid expenses and deposits	**2,885**	2,911
	53,837	70,183
Capital assets *(Note 1)*	**429,819**	413,567
Goodwill	**16,170**	16,170
	$ 499,826	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 50,870**	$ 62,778
Distributions payable	**6,166**	6,032
	57,036	68,810
Bank indebtedness *(Note 2)*	**147,202**	136,302
Non-controlling interest *(Note 3)*	**26,339**	27,598
Asset retirement obligations *(Note 4)*	**11,791**	11,386
Future income taxes	**50,105**	51,465
Unitholders' Equity		
Unitholders' capital *(Note 5)*	**213,371**	199,022
Contributed surplus *(Note 5)*	**2,312**	1,758
Retained earnings (deficit)	**(8,330)**	3,579
	207,353	204,359
	$ 499,826	$ 499,920

See accompanying notes to the interim consolidated financial statements

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,	
($thousands except per unit amounts)	**2006**	2005	**2006**	2005
Revenue				
Petroleum and natural gas	**$ 50,914**	$ 48,807	**$105,703**	$ 96,241
Royalties	**(6,588)**	(9,950)	**(18,983)**	(20,855)
Transportation	**(930)**	(697)	**(3,005)**	(964)
	43,396	38,160	**83,715**	74,422
Expenses				
Operating	**9,182**	8,165	**17,517**	16,741
General and administrative	**3,413**	1,613	**5,764**	3,245
Interest	**2,075**	1,184	**3,615**	2,125
Trust conversion costs	**–**	6,912	**–**	6,912
Depletion, depreciation and accretion	**17,519**	16,351	**35,024**	33,140
	32,189	34,225	**61,920**	62,163
Income before taxes	**11,207**	3,935	**21,795**	12,259
Taxes (reduction)				
Future	**(3,848)**	335	**(5,809)**	3,532
Capital	**(224)**	135	**213**	354
	(4,072)	470	**(5,596)**	3,886
Net income before non-controlling interest	**15,279**	3,465	**27,391**	8,373
Non-controlling interest	**1,398**	746	**2,651**	746
Net income	**13,881**	2,719	**24,740**	7,627
Retained earnings (deficit), beginning of period	**(3,773)**	31,440	**3,579**	26,532
Distributions	**(18,438)**	–	**(36,649)**	–
Plan of Arrangement	**–**	(36,212)	**–**	(36,212)
Reclassification of deficit pursuant to Plan of Arrangement	**–**	6,832	**–**	6,832
Retained earnings (deficit), end of period	**$ (8,330)**	$ 4,779	**$ (8,330)**	$ 4,779
Net income per unit *(Note 5)*				
Basic	**$ 0.30**	$ 0.05	**$ 0.53**	$ 0.15
Diluted	**$ 0.28**	$ 0.05	**$ 0.51**	$ 0.14

See accompanying notes to the interim consolidated financial statements.

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended June 30, **2006**	2005	For the six months ended June 30, **2006**	2005
Cash provided by (used in):				
Operating activities				
Net income	**$ 13,881**	$ 2,719	**$ 24,740**	$ 7,627
Items not involving cash:				
Depletion, depreciation and accretion	**17,519**	16,351	**35,024**	33,140
Compensation expense	**1,390**	185	**2,358**	585
Trust conversion costs	**-**	3,424	**-**	3,424
Future tax (reduction)	**(3,848)**	335	**(5,809)**	3,532
Non-controlling interest	**1,398**	746	**2,651**	746
Asset retirement expenditures	**(115)**	(61)	**(265)**	(224)
	30,225	23,699	**58,699**	48,830
Change in non-cash working capital	**7,812**	(5,233)	**8,917**	(682)
	38,037	18,466	**67,616**	48,148
Financing activities				
Distributions to unitholders	**(18,402)**	-	**(36,515)**	-
Bank indebtedness	**(6,731)**	28,067	**10,900**	57,361
Issuance of common shares, net of costs	**-**	198	**-**	214
Buy-out of stock options	**-**	(9,805)	**-**	(9,805)
	(25,133)	18,460	**(25,615)**	47,770
Investing activities				
Capital expenditures	**(8,290)**	(28,101)	**(37,522)**	(78,526)
Change in non-cash working capital	**(4,614)**	(8,826)	**(4,477)**	(17,417)
	(12,904)	(36,927)	**(41,999)**	(95,943)
Change in cash and cash equivalents	**-**	(1)	**2**	(25)
Cash and cash equivalents, beginning of period	**219**	217	**217**	241
Cash and cash equivalents, end of period	**$ 219**	$ 216	**$ 219**	$ 216
Cash interest paid	**$ 1,872**	$ 1,226	**$ 3,353**	$ 2,125
Cash taxes paid	**$ -**	$ 169	**$ 213**	$ 1,036

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2005. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005.

FORMATION OF FAIRBORNE ENERGY TRUST:

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2006, accounts receivable included $6.6 million (December 31, 2005 - $12.4 million) due from Fairquest. In addition, Fairborne charged Fairquest $769,000 during the three months ended June 30, 2006 and $1.2 million during the six months ended June 30, 2006 (June 1 to 30, 2005 - $39,000) under the technical services agreement. These amounts have been recorded as a reduction to the Trust's general and administrative costs.

1. CAPITAL ASSETS

	June 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	**$ 584,939**	$ 534,449
Corporate assets	**3,392**	3,099
Other assets	**3,275**	3,275
	591,606	540,823
Accumulated depletion and depreciation	**(161,787)**	(127,256)
	$ 429,819	$ 413,567

As at June 30, 2006, costs of acquiring unproved properties in the amount of $21.1 million (December 31, 2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment is $6.2 million (December 31, 2005 - $6.5 million) relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At June 30, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing ; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

Subsequent to June 30, 2006, the Trust obtained a $20 million non-revolving, non-extendable term facility to finance a property acquisition completed in July 2006. The facility is payable in full on October 31, 2006 with security provided consistent with the Trust's existing credit facilities. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

3. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2006:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	5,612	$ 27,598
Non-controlling interest net income	–	2,651
Converted to Trust Units	(791)	(3,910)
Balance, end of period	**4,821**	**$ 26,339**

At June 30, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.10312.

4. ASSET RETIREMENT OBLIGATIONS

The following table sets forth a reconciliation of the asset retirement obligations for the six months ended June 30, 2006:

	Amount
Balance, beginning of period	$ 11,386
Liabilities incurred	177
Liabilities settled	(265)
Accretion expense	493
Balance, end of period	**$ 11,791**

5. UNITHOLDERS' CAPITAL

a) Trust Units of Fairborne Energy Trust

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the six months ended June 30, 2006:

	Number	Amount
Balance, beginning of period	46,400	$ 199,022
Issued on conversion of exchangeable shares	850	12,545
Issued under trust incentive plan	182	1,804
Balance, end of period	**47,432**	**$ 213,371**

During the period January 1 to June 30, 2006, 790,528 exchangeable shares were converted into 850,113 Trust Units. The market value of Trust Units issued on conversion was $12.5 million resulting in a reduction in non-controlling interest of $3.9 million, an increase in capital assets of $13.1 million and a future tax liability of $4.5 million.

b) Per unit amounts

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Basic	**46,614**	48,112	**46,887**	50,408
Restricted units	**646**	93	**628**	47
Performance units	**654**	54	**538**	27
Exchangeable shares	**5,318**	2,231	**5,296**	1,116
Stock options	**-**	792	**-**	1,432
Warrants	**-**	552	**-**	1,009
Diluted	**53,232**	51,834	**54,349**	54,039

c) Trust incentive plans

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the six months ended June 30, 2006:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	562	323	885
Issued	130	318	448
Exercised	(165)	-	(165)
Cancelled	(10)	(4)	(14)
Balance, end of period	**517**	**637**	**1,154**
Exercisable, end of period	**-**	**-**	**-**
Equivalent Trust units, end of period *	**552**	**675**	**1,227**

* *including additional Trust units to be issued for accumulated distributions earned under the Trust Incentive Plan.*

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Units plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Performance Units also receive additional trust units equal to the value of accumulated distributions paid to unitholders during the vesting period.

The weighted average fair value of restricted and performance units granted during the period was $15.03 per unit and $15.05 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

d) Contributed surplus

The following table sets forth a reconciliation of contributed surplus for the six months ended June 30, 2006:

	Amount
Balance, beginning of period	$ 1,758
Restricted and performance units issued	2,384
Restricted and performance units exercised	(1,804)
Trust incentive plan grants cancelled	(26)
Balance, end of period	**$ 2,312**

6. FINANCIAL INSTRUMENTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the natural gas physical sales contracts outstanding at June 30, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Collars			
Jul 1,2006 – Sep 30,2006	2,000 GJs/day	CDN$9.00/GJ – CDN$10.07/GJ	AECO C Daily
Oct 1,2006 – Mar 31,2007	2,500 GJs/day	CDN$8.50/GJ – CDN$13.22/GJ	AECO C Daily
Oct 1,2006 – Mar 31,2007	5,000 GJs/day	CDN$8.50/GJ – CDN$11.20/GJ	AECO C Daily
Nov 1,2006 – Mar 31,2007	2,500 GJs/day	CDN$9.00/GJ – CDN$13.00/GJ	AECO C Daily
Nov 1,2006 – Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ – CDN$10.30/GJ	AECO C Daily
Jan 1,2007 – Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ – CDN$11.65/GJ	AECO C Daily
Jan 1,2007 – Mar 31,2007	3,000 GJs/day	CDN$9.00/GJ – CDN$10.55/GJ	AECO C Daily
AECO Participating Swaps			
Jul 1,2006 – Sep 30,2006	2,000 GJs/day	CDN$9.41/GJ Floor + 50% Partic.	AECO C Daily
Jul 1,2006 – Sep 30,2006	5,000 GJs/day	CDN$7.15/GJ Floor + 50% Partic.	AECO C Daily
Jul 1,2006 – Sep 30,2006	4,000 GJs/day	CDN$7.73/GJ Floor + 50% Partic.	AECO C Monthly
Nov 1,2006- Mar 31,2007	3,000 GJs/day	CDN$9.15/GJ Floor + 50% Partic.	AECO C Daily
AECO Puts			
Apr 1,2006 - Oct 31,2006	4,000 GJs/day	CDN$10.52/GJ Floor	AECO C Daily
AECO Swaps			
Oct 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.20/GJ	N/A

The following table summarizes the crude oil physical sales contracts outstanding at June 30, 2006:

Remaining Term	Volume	Price	Settlement Index
Crude Oil Collars			
Jul 1,2006 - Dec 31,2006	500 bbls/day	US$65.00 - US$70.80	WTI
Oct 1,2006 - Dec 31,2006	300 bbls/day	US$65.00 - US$71.30	WTI
Crude Oil Puts			
Jul 1,2006 - Sep 30,2006	300 bbls/day	US$70.00 Floor	WTI
Jan 1,2007 - Mar 31,2007	500 bbls/day	US$70.00 Floor	WTI
Jan 1,2007 - Mar 31,2007	400 bbls/day	US$70.00 Floor	WTI

7. COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-34836

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 9, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2006 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the six months ended June 30, 2006 and audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, expected royalty rates, transportation costs and operating costs, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

File #82-34830

COMPARATIVE INFORMATION - TRUST OPERATIONS COMMENCING JUNE 1, 2005

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005. Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the comparative financial statements for the six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information for prior periods may not be directly comparable.

SECOND QUARTER 2006 RESULTS

Production

	Three months ended June 30,			Six months ended June 30,		
	2006	2005[1]	Change	**2006**	2005[1]	Change
Natural gas *(Mcf per day)*	**43,441**	47,077	-8%	**44,948**	48,048	-6%
Crude oil *(bbls per day)*	**2,607**	2,558	2%	**2,591**	2,801	-7%
Natural gas liquids *(bbls per day)*	**432**	422	2%	**408**	410	-
Total *(BOE per day)*	**10,280**	10,826[1]	-5%	**10,491**	11,219[1]	-6%
Natural gas % of production	**70%**	72%	-3%	**71%**	71%	-

(1) Fairborne's 2005 production includes properties disposed of to Fairquest on June 1, 2005.

Fairborne's second quarter production averaged 10,280 BOE per day consisting of 43.4 MMcf per day of natural gas and 3,039 bbls per day of crude oil and NGL's. Second quarter production was 4% lower than the preceding quarter (10,705 BOE per day) due to outages on the Nova gas pipeline as well as turnarounds on two major gas facilities. Comparatively, 2005 volumes include production from natural gas properties subsequently disposed to Fairquest effective June 1, 2005 (approximately 1,000 BOE per day). Excluding production associated with Fairquest properties, the Trust's production has increased marginally compared to the prior year on both a quarter-over-quarter and year to date basis.

Fairborne's second quarter natural gas production of 43.4 MMcf per day (Q1 2006 - 46.5 MMcf per day) reflects restricted gas sales from the Trust's Clive, Woodriver and Haynes areas due to interruptions on the Nova pipeline as well as restricted production from Columbia/Harlech, West Pembina and Brazeau due to turnarounds on two major natural gas facilities.

Crude oil and NGL production of 3,039 bbls per day remained consistent with the first quarter of 2006 (2,959 bbls per day) as well as the second quarter of 2005 (2,980 bbls per day). Crude oil and NGLs account for 30% of second quarter production reflecting the Trust's primary focus on natural gas properties.

Commodity Prices & Hedging Activities

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Average Prices						
Natural gas *($ per Mcf)*	**7.74**	7.55	3%	**8.38**	7.37	14%
Crude oil *($ per bbl)*	**74.34**	61.20	21%	**69.43**	55.30	26%
Natural gas liquids *($ per bbl)*	**51.94**	45.29	15%	**51.64**	46.55	11%
BOE *($ per BOE)*	**53.77**	49.07	10%	**55.08**	47.07	17%
Benchmark Prices						
WTI –Edmonton par *(Cdn$ per bbl)*	**78.89**	66.40	19%	**74.15**	64.21	15%
AECO *(Cdn$ per Mcf)* Monthly Index	**6.27**	7.38	-15%	**7.77**	7.03	11%
AECO *(Cdn$ per Mcf)* Daily Index	**6.01**	7.36	-18%	**6.76**	7.13	-5%

Hedging – Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

NATURAL GAS

During the second quarter of 2006, index prices for natural gas decreased 25% in the daily spot market and 48% in the monthly spot market compared to the first quarter of 2006. The continued decline in natural gas prices can be attributed to record storage inventories due to one of the warmest winters on record in North America as well as reduced demand levels following the high prices in the latter half of 2005. Despite downward movement in natural gas markets, Fairborne continues to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program.

An average of 19,266 Mcf per day was hedged during the second quarter of 2006 representing 44% of the Trust's natural gas production under set price physical sales contracts. Risk management activities during the second quarter increased the Trust's realized natural gas price by $1.80 per Mcf to $7.74 per Mcf, a 29% premium to the daily AECO index. On a year to date basis, the Trust's risk management activities increased its realized natural gas price by $1.40 per Mcf to $8.38 per Mcf, a 24% premium to the daily AECO index.

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after June 30, 2006:

Period	Floor Volume *(Mcf per day)*	Average Floor Price *($ per Mcf)*	Ceiling Volume *(Mcf per day)*	Average Ceiling Price *($ per Mcf)*
Q3 2006	15,596	8.98	1,835	10.98
Q4 2006	21,317	9.32	18,267	11.26
Q1 2007	20,110	9.70	17,36712.41	
Q2 2007	4,570	8.87	4,5708.87	
Q3 2007	4,570	8.87	4,5708.87	
Q4 2007	4,570	8.87	4,570	8.87

Mcf factor = 1.09

In addition to the above price contract summary, the Trust has fixed the AECO basis at US$0.86 per mmbtu for the period August 1, 2006 to September 30, 2006 on a volume of 5,000 mmbtu per day.

CRUDE OIL

Contrary to natural gas, crude oil prices continued to strengthen in the second quarter of 2006 due to threats of supply disruptions and limited global excess production capacity. Going forward, continued strength in the crude oil pricing environment is expected.

During the second quarter of 2006 the Trust had an average of 500 bbls per day of crude oil hedged representing 19% of the second quarter crude oil production under set price contracts. Risk management activities during the quarter decreased the realized crude price by $1.14 per bbl. However, in the second quarter, Fairborne continued to sell light oil as condensate realizing an average premium of US$6.67 per bbl. This premium more than offset the decreased realized price due to risk management activities for an overall increase in the realized crude oil price of $6.21 per barrel to $74.34 per bbl for the second quarter of 2006. For the six month period ending June 30, 2006, the Trust realized a price of $69.43 per bbl which was reduced by $0.58 per bbl due to risk management activities.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after June 30, 2006:

Period	Floor Volume *(bbls per day)*	Average Floor Price *(US$/bbl)*	Ceiling Volume *(bbls per day)*	Average Ceiling Price *(US$/bbl)*
Q3 2006	800	65.47	500	70.80
Q4 2006	800	65.00	800	71.03
Q1 2007	900	64.22	–	–
Q2 2007	500	70.50	–	–

Petroleum and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
Natural gas	**30,612**	32,364	-5%	**68,210**	64,081	6%
Crude oil	**17,639**	14,244	24%	**32,565**	28,039	16%
Natural gas liquids	**2,042**	1,738	17%	**3,817**	3,453	11%
Other income	**621**	461	35%	**1,111**	668	66%
Total	**50,914**	48,807	4%	**105,703**	96,241	10%

Fairborne reported $50.9 million of revenue for the second quarter of 2006 and $105.7 million for the six months ended June 30, 2006. Second quarter revenue reflected the impact of reduced production and natural gas prices compared to the preceding first quarter of 2006, for which the Trust reported revenues of $54.8 million. Compared to the prior year, stronger commodity prices offset lower production levels for an overall increase in revenue of 4% for the second quarter and 10% for the six months ended June 30.

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Royalties, net *($thousands)*	**6,588**	9,950	-34%	**18,983**	20,855	-9%
As a % of sales	**12.9%**	20.4%	-37%	**18.0%**	21.7%	-17%
Per BOE	**$7.04**	$10.10	-30%	**$10.00**	$10.27	-3%

The Trust reported $6.6 million of royalties for the second quarter of 2006 representing a rate of 12.9%. The significant decrease in royalties during the quarter was attributable to Fairborne's premium gas price as well as crown royalty credits received on 2005 natural gas production. Due to the Trust's risk management program, Fairborne's realized gas price was well in excess of the reference prices utilized in calculating crown royalties. In addition, crown royalty credits of $2.6 million were received in June 2006 relating to 2005 crown cost deductions and capital cost allowance. Fairborne expects 2006 royalties to average between 21% and 23% based on market reference prices.

Transportation

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Transportation costs *($thousands)*	**930**	697	33%	**3,005**	964	212%
Per BOE	**$1.00**	$0.71	41%	**$1.58**	$0.47	236%

Transportation costs of $930,000 for the second quarter of 2006 include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Second quarter transportation costs are lower than the preceding first quarter of 2006 ($2.1 million) which included adjustments for third party fuel charges on the Trust's Columbia/Harlech property.

Comparatively, from January to June 1, 2005, Fairborne's natural gas sales contracts were paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Operating costs *($thousands)*	**9,182**	8,165	12%	**17,517**	16,741	5%
Per BOE	**$9.82**	$8.28	19%	**$9.23**	$8.24	12%

Operating costs of $9.2 million for the second quarter of 2006 ($9.82 per BOE) included $1.4 million ($1.52 per BOE) of incremental costs for a major turnaround conducted at the West Pembina gas plant. Excluding turnaround costs, operating costs of $8.30 per BOE for the second quarter 2006 were comparable to the second quarter of 2005 ($8.28 per BOE) and marginally lower than the immediately preceding first quarter of 2006 ($8.65 per BOE).

Operating Netbacks

Three months ended June 30,	**2006**				2005	
	Crude oil *($ per bbl)*	**Natural Gas** *($ per Mcf)*	**NGLs** *($ per bbl)*	**BOE Production** *($ per BOE)*	BOE Production *($ per BOE)*	Change
Petroleum and natural gas sales	**74.34**	**7.74**	**51.93**	**53.77**	49.07	10%
Other income	**-**	**0.16**	**-**	**0.66**	0.47	40%
Royalties	**(15.77)**	**(0.64)**	**(7.93)**	**(7.04)**	(10.10)	-30%
Transportation	**(0.21)**	**(0.22)**	**-**	**(1.00)**	(0.71)	41%
Operating expenses	**(9.62)**	**(1.66)**	**(8.66)**	**(9.82)**	(8.28)	19%
Operating netback	**48.74**	**5.38**	**35.34**	**36.57**	30.45	20%

Six months ended June 30,	**2006**				2005	
	Crude oil *($ per bbl)*	**Natural Gas** *($ per Mcf)*	**NGLs** *($ per bbl)*	**BOE Production** *($ per BOE)*	BOE Production *($ per BOE)*	Change
Petroleum and natural gas sales	**69.43**	**8.38**	**51.63**	**55.08**	47.07	17%
Other income	**-**	**0.14**	**-**	**0.59**	0.33	79%
Royalties	**(15.05)**	**(1.37)**	**(10.09)**	**(10.00)**	(10.27)	-3%
Transportation	**(0.18)**	**(0.36)**	**-**	**(1.58)**	(0.47)	236%
Operating expenses	**(9.26)**	**(1.54)**	**(8.79)**	**(9.23)**	(8.24)	12%
Operating netback	**44.94**	**5.25**	**32.75**	**34.86**	28.42	23%

The Trust's operating netback of $36.57 per BOE for the second quarter of 2006 was 10% higher than the first quarter of 2006 and 20% higher than the prior year with higher BOE prices and reduced royalties offsetting increased operating costs for the period.

General and Administrative ("G&A") Expenses

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
G&A expenses, net of recoveries	**2,023**	1,428	42%	**3,406**	2,660	28%
Trust Unit compensation costs	**1,390**	185	651%	**2,358**	585	303%
Total G&A expenses	**3,413**	1,613	112%	**5,764**	3,245	78%
G&A expenses, per BOE	**$2.16**	$1.45	49%	**$1.79**	$1.31	37%
Compensation costs, per BOE	**$1.49**	$0.19	684%	**$1.24**	$0.29	328%

Fairborne recorded $2.0 million of G&A expenses, net of recoveries for the second quarter of 2006. G&A expenses have increased from the immediately preceding quarter (Q1 2006 - $1.4 million) primarily due to lower overhead recoveries associated with a substantially reduced capital expenditure program in the second quarter. Compared to the prior year, G&A expenses continue to rise with increased costs associated with regulatory compliance and the attraction and retention of staff as well as reduced overhead recoveries on capital expenditures.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. For the three months ended June 30, 2006, $768,000 was credited to G&A expenses as a recovery under this Agreement with $1.2 million recorded for the six months ended June 30, 2006 (June 1 to June 30, 2005 - $39,000).

Compensation expense of $1.4 million for the second quarter of 2006 and $2.4 million for the six months ended June 30, 2006 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. Comparatively, compensation expense in 2005 is primarily amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement with one month amortization under the Trust Incentive Plan.

Interest Expense

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Interest expense *($thousands)*	**2,075**	1,184	75%	**3,615**	2,125	70%
Per BOE	**$2.22**	$1.20	85%	**$1.90**	$1.05	81%

Borrowing rates continued to rise in the second quarter of 2006 resulting in interest expense of $2.1 million, up from $1.5 million in the first quarter of 2006. Compared to the prior year, interest expense has increased as a result of higher debt levels and higher interest rates.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Depletion, depreciation and accretion *($thousands)*	**17,519**	16,351	7%	**35,024**	33,140	6%
Per BOE	**$18.73**	$16.60	13%	**$18.44**	$16.32	13%

Depletion and depreciation of capital assets and accretion of asset retirement obligations for the second quarter of 2006 totaled $17.5 million which was consistent with the first quarter of 2006. On a BOE basis, DD&A of $18.73 per BOE in the second quarter was 3% higher than the first quarter of 2006 ($18.17 per BOE) and 13% higher than the second quarter of 2005. The increase in DD&A is due to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets.

Taxes

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
Future (reduction)	**(3,848)**	335	n/a	**(5,809)**	3,532	n/a
Capital (recovery)	**(224)**	135	n/a	**213**	354	n/a
Total taxes	**(4,072)**	470	n/a	**(5,596)**	3,886	n/a
Per BOE	**$(4.35)**	$0.48	n/a	**$(2.95)**	$1.91	n/a

Fairborne recorded a future tax recovery of approximately $3.8 million for the second quarter of 2006 with a $5.8 million recovery booked for the first six months of 2006. The future tax recovery results from additional interest deductions associated with Fairborne's new Trust structure as well as reductions in rates for both federal and provincial taxes. The future rate reductions were enacted during the second quarter of 2006.

The elimination of the federal Large Corporations Tax enacted during the second quarter of 2006 with a January 1, 2006 effective date, resulted in a $224,000 recovery of 2006 capital taxes which had been recorded during the first quarter. The Trust continues to incur provincial capital taxes on its Saskatchewan properties.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2006**	2005	Change	**2006**	2005	Change
Funds generated from operations	**30,340**	23,760	28%	**58,964**	49,054	20%
Per unit - basic	**$0.65**	$0.47	38%	**$1.26**	$0.95	33%
Per unit - diluted	**$0.57**	$0.47	21%	**$1.11**	$0.91	22%
Net Income	**13,881**	2,719	411%	**24,740**	7,627	224%
Per unit - basic	**$0.30**	$0.05	500%	**$0.53**	$0.15	253%
Per unit - diluted	**$0.28**	$0.05	460%	**$0.51**	$0.14	264%

Fairborne reported funds generated from operations of $30.3 million ($0.65 per unit) for the second quarter of 2006, up 6% from the preceding quarter and 28% from the prior year. On a year-to-date basis, funds generated from operations of $59 million increased 20% from the prior year.

Net income of $13.9 million ($0.30 per unit) for the second quarter of 2006 reflected the increase in funds generated from operations as well as future income tax recoveries associated with the new Trust structure and tax rate reductions.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,	
($thousands)	**2006**	2005	**2006**	2005
Exploration and development				
Land and lease acquisitions	**587**	469	**1,615**	1,675
Geological and geophysical	**17**	454	**1,729**	475
Drilling, completions and workovers	**3,557**	12,307	**20,370**	38,838
Well equipment and facilities	**3,918**	14,762	**13,515**	37,309
Corporate assets	**211**	109	**293**	229
	8,290	28,101	**37,522**	78,526
Acquisitions, net of dispositions	**-**	(36,453)	**-**	(36,453)
Conversion of exchangeable shares	**684**	-	**13,084**	-
Total	**8,974**	(8,352)	**50,606**	42,073

The Trust's exploration and development program was substantially reduced from $29.2 million in the first quarter of 2006 to $8.3 million in the second quarter, with second quarter capital expenditures financed entirely from funds generated from operations after distributions to unitholders. Prior to the Trust conversion in June 2005, Fairborne's capital expenditure program was considerably more aggressive than the Trust's program, with capital spending in 2006 substantially lower than 2005.

Second quarter capital spending included $0.6 million on land and seismic, $3.6 million on drilling and completions and $3.9 million on well equipment and facilities. During the second quarter, the Trust participated in drilling a total of four (1.2 net) natural gas wells. In addition, the Trust earned an interest in two (0.7 net) oil wells and five (1.0 net) natural gas wells drilled by industry partners under farmout arrangements.

The conversion of exchangeable shares to Trust units was recorded as a $0.7 million acquisition of petroleum and natural gas assets for the second quarter with $13.1 million recorded for the six months ended June 30, 2006. The addition to petroleum and natural gas assets is based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital and Bank Indebtedness

At June 30, 2006, the Trust had net debt of $150.4 million which included bank indebtedness of $147.2 million and a working capital deficit of $3.2 million. Consistent distributions and a reduced capital expenditure program in the second quarter contributed to a reduction in net debt compared to the end of the preceding quarter (March 31, 2006 - $153.9 million).

The Trust's credit facilities at June 30, 2006 include a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. Subsequent to June 30, 2006, the Trust obtained a $20 million non-revolving, non-extendable term facility which was utilized to help finance a property acquisition completed in July 2006. The new facility is payable in full on October 31, 2006 with security provided consistent with the Trust's existing credit facilities. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

The Trust expects to finance planned capital expenditures for the last six months of 2006 from funds generated from operations after distributions to unitholders and available credit facilities, based on expected production levels and the current outlook for commodity prices.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. During the six months ended June 30, 2006, 790,528 exchangeable shares were converted into 850,113 Trust Units. At June 30, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.10312.

The following table provides a summary of outstanding Trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	**July 31, 2006**	**June 30, 2006**	December 31, 2005
Trust units	**47,524**	**47,432**	46,400
Exchangeable shares	**4,739**	**4,821**	5,612
Trust incentive plans			
Restricted units (1)	**518**	**517**	562
Performance units (1), (2)	**638**	**637**	323
Weighted average trust units			
Basic	**n/a**	**46,887**	47,174
Diluted	**n/a**	**53,349**	48,858

(1) The number of Trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of Trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust Units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust Units issuable may range between zero and two Trust Units per Performance Unit.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

The Trust's monthly distributions of $0.13 per unit in 2006 represented a payout ratio of 61% of cash available for distribution (excluding exchangeables) for the second quarter and 62% of cash available for distribution (excluding exchangeables) for the six months ended June 30, 2006.

($thousands except as noted)	Three months ended June 30, **2006**	Six months ended June 30, **2006**
Funds generated from operations [1]	**30,340**	**58,964**
Cash withheld	**(11,902)**	**(22,315)**
Cash distributions declared	**18,438**	**36,649**
Cash distributions per unit per month	**$0.13**	**$0.13**
Payout ratio	**61%**	**62%**

(1) Funds generated from operations before changes in non-cash working capital and asset retirement obligations.

COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations - all of these govern the business and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	**50,914**	54,789	68,751	61,656
Funds generated from operations	**30,340**	28,624	40,783	35,406
Per unit – basic	**$0.65**	$0.62	$0.89	$0.78
Per unit – diluted	**$0.57**	$0.54	$0.77	$0.67
Net Income	**13,881**	10,859	20,444	15,482
Per unit – basic	**$0.30**	$0.23	$0.43	$0.34
Per unit – diluted	**$0.28**	$0.23	$0.36	$0.33
Total assets	**499,826**	522,482	499,920	458,603
Working capital deficit (surplus)	**3,199**	(35)	(1,373)	(984)
Bank indebtedness	**147,202**	153,933	136,302	128,548
Operations				
Average production				
Natural gas *(Mcf per day)*	**43,441**	46,472	46,886	49,412
Crude oil *(bbls per day)*	**2,607**	2,575	2,770	2,684
Natural gas liquids *(bbls per day)*	**432**	384	438	402
Total *(BOE per day)*	**10,280**	10,705	11,022	11,321

	Q2 2005	Q1 2005*	Q4 2004*	Q3 2004*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	48,807	47,434	41,976	35,391
Funds generated from operations	23,760	25,294	21,569	19,784
Per unit – basic	$0.47	$0.51	$0.47	$ 0.48
Per unit – diluted	$0.47	$0.48	$0.46	$ 0.44
Net Income	2,719	4,908	4,158	3,463
Per unit – basic	$0.05	$0.10	$0.09	$ 0.08
Per unit – diluted	$0.05	$0.09	$0.08	$ 0.08
Total assets	451,849	480,089	434,830	379,450
Working capital deficit	7,758	16,823	20,839	25,393
Bank indebtedness	124,580	106,513	77,219	69,698
Operations				
Average production				
Natural gas *(Mcf per day)*	47,077	49,030	43,480	32,569
Crude oil *(bbls per day)*	2,558	3,047	2,892	3,038
Natural gas liquids *(bbls per day)*	422	398	495	348
Total *(BOE per day)*	10,826	11,617	10,633	8,814

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share.*


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C. 213 SECTION

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, AARON G. GRANDBERG, Vice President Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

Aaron G. Grandberg
Vice President Finance and Chief Financial Officer

Fairborne Energy Trust


SEC MAIL
PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
213
SECTION

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

Steven R. VanSickle
President and Chief Executive Officer

Fairborne Energy Trust